       AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 4, 2000
                                                    REGISTRATION NO. 333-
                                                                         -------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                             ----------------------

                                   ITURF INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

         DELAWARE                                         13-3963754
(STATE OR OTHER JURISDICTION OF             (I.R.S. EMPLOYER IDENTIFICATION NO.)
INCORPORATION OR ORGANIZATION)

                One Battery Park Plaza, New York, New York 10004
                                 (212) 742-1640
   (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                    REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              Alex S. Navarro, Esq.
                                   iTurf Inc.
                One Battery Park Plaza, New York, New York 10004
                                 (212) 742-1640
            (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                    COPY TO:
                              Ronald R. Papa, Esq.
                               Proskauer Rose LLP
                                  1585 Broadway
                         New York, New York, 10036-8299
                                 (212) 969-3000

     Approximate date of commencement of proposed sale to public: From time to time after this Registration Statement has been declared effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.[ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.[ ]

                         CALCULATION OF REGISTRATION FEE


------------------------------ ----------------- ---------------------- ---------------------- ----------------
                                                   Proposed maximum       Proposed maximum        Amount of
   Title of each class of        Amount to be     aggregate offering     aggregate offering     registration
 securities to be registered      registered      price per unit (1)          price (1)              fee
------------------------------ ----------------- ---------------------- ---------------------- ----------------
Common Stock, par value           3,783,622              $4.50               $17,026,299           $4,495
$.01 per share                    shares (2)
============================== ================= ====================== ====================== ================


(1) Estimated solely for the purpose of calculating the fee pursuant to Rule 457(c) under the Securities Act of 1933 based on the average of the high and low prices of the Registrant's Common Stock reported on The Nasdaq Stock Market on May 2, 2000.
(2) Of the 3,783,622 shares included in this registration statement, 2,683,634 have not yet been issued, as further described under the caption "Selling Stockholders" within the prospectus contained within this registration statement.

                         ------------------------------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                    SUBJECT TO COMPLETION, DATED MAY 4, 2000
--------------------------------------------------------------------------------


                                   PROSPECTUS

                    3,783,622 Shares of Class A Common Stock

                                   ITURF INC.

                              --------------------

The selling stockholders identified in this prospectus are offering up to 3,783,622 shares of our Class A common stock. Of these 3,783,622 shares, 2,683,634 have not yet been issued, as further described under the caption "Selling Stockholders." Our Class A common stock is traded on the Nasdaq National Market under the symbol "TURF." The last reported sale price for our Class A common stock on the Nasdaq National Market on May 2, 2000 was $4.50 per share.

We will not receive any of the proceeds from the sale of shares by the selling stockholders and we are not offering any shares for sale under this prospectus. See "Selling Stockholders" and "Plan of Distribution" for a description of sales of the shares by the selling stockholders.

INVESTING IN THE CLASS A COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  May __, 2000

                              ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission ("SEC") using a "shelf" registration process. Under this shelf process, the selling stockholders may, from time to time, sell up to 3,783,622 shares of our Class A common stock in one or more offerings. You should read this prospectus together with the additional information described under the heading "Where You Can Find More Information."

     The registration statement that contains this prospectus and the exhibits to the registration statement contain additional information about our company and the securities offered under this prospectus. The registration statement and exhibits can be read at the SEC web site or at the SEC offices mentioned under the heading "Where You Can Find More Information."

     STATEMENTS CONTAINED IN OR INCORPORATED BY REFERENCE INTO THIS DOCUMENT, MAY BE FORWARD-LOOKING STATEMENTS (WITHIN THE MEANING OF SECTION 27A OF THE AMENDED SECURITIES ACT OF 1933 AND SECTION 21E OF THE AMENDED SECURITIES EXCHANGE ACT OF 1934). THE WORDS "BELIEVE," "PLAN," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH APPLY ONLY AS OF THE DATE OF THIS REPORT. THESE STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN THE FORWARD-LOOKING STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO: FLUCTUATIONS IN CONSUMER PURCHASING PATTERNS AND ADVERTISING SPENDING; TIMING OF, RESPONSE TO AND QUANTITY OF OUR PARENT'S CATALOG MAILINGS AND OUR OWN ELECTRONIC MAILINGS; CHANGES IN THE GROWTH RATE OF INTERNET USAGE AND ONLINE USER TRAFFIC LEVELS; ACTIONS OF OUR COMPETITORS; THE TIMING AND AMOUNT OF COSTS RELATING TO THE EXPANSION OF OUR OPERATIONS AND ACQUISITIONS OF TECHNOLOGY OR BUSINESSES AND THEIR INTEGRATION; GENERAL ECONOMIC AND MARKET CONDITIONS; AND OTHER FACTORS OUTSIDE OUR CONTROL. THESE FACTORS, AND OTHER FACTORS THAT APPEAR IN THIS REPORT INCLUDING, WITHOUT LIMITATION, UNDER " RISK FACTORS" COULD AFFECT OUR ACTUAL RESULTS AND COULD CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD-LOOKING STATEMENTS MADE BY US OR ON OUR BEHALF. WE UNDERTAKE NO OBLIGATION TO PUBLICLY UPDATE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE. YOU ARE ADVISED, HOWEVER, TO CONSULT ANY ADDITIONAL DISCLOSURES WE MAKE IN OUR REPORTS TO THE SEC ON FORMS 10-K, 10-Q AND 8-K.

     THIS DOCUMENT MAY ALSO INCLUDE OR INCORPORATE BY REFERENCE MARKET DATA RELATED TO THE INDUSTRIES IN WHICH WE ARE INVOLVED. THIS DATA HAS BEEN DERIVED FROM STUDIES PUBLISHED BY MARKET RESEARCH FIRMS, TRADE ASSOCIATIONS AND OTHER ORGANIZATIONS. THESE ORGANIZATIONS SOMETIMES ASSUME EVENTS, TRENDS AND ACTIVITIES WILL OCCUR AND PROJECT INFORMATION BASED ON THOSE ASSUMPTIONS. IF ANY OF THEIR ASSUMPTIONS ARE WRONG, THEIR PROJECTIONS MAY ALSO BE WRONG.

     ANY REFERENCE IN THIS PROSPECTUS TO A PARTICULAR FISCAL YEAR AFTER 1998 IS TO THE YEAR ENDED ON THE SATURDAY CLOSEST TO JANUARY 31 FOLLOWING THE CORRESPONDING CALENDAR YEAR. FOR EXAMPLE, "FISCAL 1999" MEANS THE PERIOD FROM FEBRUARY 1, 1999 TO JANUARY 29, 2000. ANY REFERENCE IN THIS REPORT TO A PARTICULAR FISCAL YEAR BEFORE 1999 IS TO THE YEAR ENDED JANUARY 31 FOLLOWING THE CORRESPONDING CALENDAR YEAR. FOR EXAMPLE, "FISCAL 1998" MEANS THE PERIOD FROM FEBRUARY 1, 1998 TO JANUARY 31, 1999.

                                   THE COMPANY

     iTurf is a leading provider of Internet community, content and electronic commerce, or e-commerce, services focused primarily on teens and young adults, based on sales and traffic on our Web sites. There are 57 million people between the ages of 10 and 24. They account for over $278 billion of disposable income. The iTurf network of Web sites is an online destination that addresses the concerns, interests, tastes and needs of this demographic group. iTurf combines the style and editorial flair of media focused on teens and young adults with direct marketing and e-commerce competencies. Our network of Web sites includes sites that offer interactive web/zines with proprietary content, chat rooms, posting boards, personal homepages and e-mail, as well as online shopping opportunities. Our network is currently comprised of our gURL, OnTap and TheSpark community sites and the following commerce sites that offer a wide range of apparel, accessories, footwear, athletic gear and home furnishings:

-    dELiAs.com
-    tsisoccer.com
-    discountdomain.com
-    droog.com; and
-    StorybookHeirlooms.com

     We are a subsidiary of dELiA*s Inc., a leading marketer targeting teens and young adults.

     Our principal offices are located at One Battery Park Plaza, New York, New York 10004, and our telephone number is (212) 742-1640.

                       WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission (the "Commission") a Registration Statement (of which this Prospectus is a part) on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to us and our Class A common stock, reference is hereby made to the Registration Statement, to the documents incorporated by reference therein and to the exhibits thereto.

     The SEC permits us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file with the Commission after the date of this prospectus will automatically update and supersede this information. However, any information contained herein shall modify or supersede information contained in documents we filed with the Commission before the date of this prospectus.

     We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering is completed.

     The following document filed by us with the Commission are incorporated in this Prospectus by reference:

     (1) The Company's Annual Report on Form 10-K for the year ended January 29, 2000.

     If you request a copy of any or all of the documents incorporated by reference by written or oral request, then we will send to you the copies you requested at no charge. However, we will not send exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. You should direct requests for such copies to iTurf Inc., One Battery Park Plaza, New York, New York 10004, Attention: Corporate Secretary,
(212) 742-1640.

     In addition, we file reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at the following locations of the Commission: (1) Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, (2) Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and (3) Northeast Regional Office, Seven World Trade Center, New York, New York 10048.

     You may also obtain copies of this information by mail from the Public Reference Section of the Commission at 450 Fifth Street, NW, Washington, D.C. 20549, at prescribed rates. Further information on the operation of the Commission's Public Reference Room in Washington, D.C. can be obtained by calling the Commission at 1-800-SEC-0330.

     Our common stock is quoted on The Nasdaq National Market. Reports, proxy statements and other information concerning iTurf can be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. The Commission maintains a Web site that contains all information filed electronically by us. The address of the Commission's Web site is (http://www.sec.gov.).

                                  RISK FACTORS

     YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING RISKS BEFORE YOU DECIDE TO BUY OUR CLASS A COMMON STOCK. WE HAVE DESCRIBED THESE RISKS AND UNCERTAINTIES UNDER THE FOLLOWING GENERAL CATEGORIES: "RISKS RELATED TO OUR BUSINESS," "RISKS RELATED TO OUR RELATIONSHIP WITH OUR PARENT," "RISKS RELATED TO THE INTERNET INDUSTRY" AND "RISKS RELATED TO THIS OFFERING." THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES FACING OUR COMPANY AND OUR SECURITYHOLDERS. ADDITIONAL RISKS AND UNCERTAINTIES MAY ALSO ADVERSELY IMPAIR OUR BUSINESS OPERATIONS. IN SUCH CASE, THE TRADING PRICE OF OUR CLASS A COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF THE MONEY YOU PAID TO BUY OUR CLASS A COMMON STOCK.

RISKS RELATED TO OUR BUSINESS

     WE HAVE A LIMITED OPERATING HISTORY ON WHICH AN INVESTOR CAN EVALUATE OUR BUSINESS. Our tsisoccer.com operations began in 1995 and the gURL.com Web site was launched in 1996. However, we did not begin selling merchandise from the dELiA*s catalog on the Internet until May 1998. As a result, we have generated substantially all of our revenues since May 1998. You must consider the risks and difficulties we encounter as an early-stage company in the new and rapidly evolving Internet, e-commerce and online advertising markets. These risks include our ability to:

     -    sustain historical revenue growth rates;
     -    implement our business model;
     -    manage our expanding operations;
     -    attract, retain and motivate qualified personnel;
     -    anticipate and adapt to rapid changes in our markets;

     -    attract and retain a large number of advertisers;
     - maintain and enhance our systems to support growth of operations and increasing user traffic;
     - retain existing customers, attract new customers and maintain customer satisfaction;
     - introduce new and enhanced Web pages, services, products and alliances;
     - maintain our profit margins in the face of price competition or rising wholesale prices;
     - minimize technical difficulties, system downtime and the effect of Internet brown-outs;
     -    manage the timing of promotions and sales programs; and
     -    respond to changes in government regulation.

If we do not successfully manage these risks, our business, results of operations and financial condition will be materially adversely affected. We cannot assure you that we will successfully address these risks or that our business strategy will be successful.

     WE HAVE NO HISTORY AS AN INDEPENDENT COMPANY. Prior to the closing of our initial public offering in April 1999, we had operated as a wholly-owned subsidiary of our parent. We do not have a substantial operating history as an independent company. Our business could be materially adversely affected if our parent fails to adequately provide us services or if we fail to develop systems of our own. We rely on our parent to provide merchandising, inventory management, creative, technical, marketing, customer service, human resources, finance, accounting, administrative, legal and other services pursuant to intercompany agreements between us and our parent. We intend to develop the operational, administrative and other systems and infrastructure necessary to support our current and future business on an independent basis.

     The historical financial statements incorporated into this prospectus for the periods prior to our initial public offering include allocations for administrative, distribution and other expenses incurred by our parent for services rendered to iTurf. While we believe such allocations to be reasonable, they are not necessarily indicative of, and it is not practical for us to estimate, the levels of expenses that would have resulted had iTurf been operating as a separate, stand-alone company. We also relied on our parent to provide financing for our operations. Therefore, investors should not rely on our cash flows for the periods prior to our initial public offering as indicative of the cash flows that would have resulted had iTurf been operating as an independent company during those periods.

     WE EXPECT TO INCUR SUBSTANTIAL NET LOSSES FOR THE FORESEEABLE FUTURE. We expect to record substantial net losses for the foreseeable future. We believe that our continued growth will depend in large part on our ability to:

     -    increase awareness of our brand names;
     - provide our customers with superior Internet community and e-commerce experiences; and
     - continue to enhance our systems and technology to support increased traffic to our Web sites.

     Accordingly, we intend to continue to increase our level of marketing and promotional expenditures. We also expect continued heavy investment to further develop our Web sites, technology and operating systems. Slower revenue growth than we anticipate or operating expenses that exceed our expectations would have a material adverse effect on our business.

     WE MAY FAIL TO ANTICIPATE AND RESPOND TO FASHION TRENDS. Our failure to successfully anticipate, identify or react to changes in styles, trends or brand preferences of our customers may result in lower revenue from reduced sales and promotional pricing.

     We derive the majority of our revenues from the online sale of apparel, accessories and footwear, particularly those featured in the dELiA*s catalog. Accordingly, our success depends, in part, on our ability and our parent's ability to anticipate the frequently changing fashion tastes of our customers, and to offer merchandise that appeals to their preferences on a timely and affordable basis. If we misjudge merchandise selection, our image with our customers would be materially adversely affected. Poor customer reaction to our parent's products or a failure by our parent to source these products effectively would have a material adverse effect on iTurf.

     WE MAY FAIL TO RETAIN OUR KEY PERSONNEL TO OPERATE OUR BUSINESS, AND WE MAY BE UNABLE TO HIRE AND RETAIN QUALIFIED PERSONNEL AS OUR BUSINESS GROWS. Our success depends on the continued service of our key technical, sales and senior management personnel. Loss of the services of Stephen I. Kahn, our President, Chief Executive Officer and Chairman of our board of directors, Dennis Goldstein, our Chief Financial Officer, Alex S. Navarro, our Chief Operating Officer, Oliver Sharp, our Chief Technology Officer, or other key employees would have a material adverse effect on our business.

     Our success also depends on our ability to continue to attract, retain and motivate skilled employees. Competition for employees in our industry is intense. We may be unable to retain our key employees or attract, assimilate or retain other qualified employees in the future. We have in the past experienced, and we expect to continue to experience, difficulty in hiring and retaining skilled employees with appropriate qualifications. Our business will be materially adversely affected if we fail to attract and retain key employees.

     OUR QUARTERLY OPERATING RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS AND SEASONALITY. Our revenues and operating results may vary significantly from quarter to quarter due to a number of factors. Many of these factors are outside our control and include:

     - seasonal fluctuations in consumer purchasing patterns and advertising spending;
     - timing of, response to and quantity of our parent's catalog mailings and our own electronic mailings;
     - changes in the growth rate of Internet usage and online user traffic levels;
     -    actions of our competitors;
     - the timing and amount of costs relating to the expansion of our operations and acquisitions of technology or businesses; and
     -    general economic and market conditions.

     As a result, our future revenues are difficult to forecast. Any shortfall in revenues may have a material adverse effect on our business and would likely affect the market price of our Class A common stock in a manner unrelated to our long-term operating performance.

     Our limited operating history and the new and rapidly evolving Internet markets make it difficult to ascertain the effects of seasonality on our business. If seasonal and cyclical patterns emerge in Internet consumer purchasing or in Internet advertising spending, our results of operations from quarter to quarter will be less comparable. Sales of apparel, accessories and footwear are generally lower in the first half of each year. Similarly, advertising sales in traditional media, such as television and radio, are generally lower in the first calendar quarter of each year. We may experience similar seasonality in our business.

     You should not rely on quarter-to-quarter comparisons of our results of operations as indicative of our future performance. It is possible that in some future periods our results of operations may be below the expectations of public market analysts and investors. In this event, the price of our Class A common stock may fall.

     WE MAY BE UNABLE TO TIMELY AND SUCCESSFULLY EXPAND OUR ONLINE CAPACITY, COMPUTER SYSTEMS AND RELATED FEATURES TO SUPPORT INCREASED VOLUME ON OUR WEB SITES. A key element of our strategy is to generate a high volume of traffic on our Web sites. However, growth in the number of users accessing our sites may strain or exceed the capacity of our computer systems and lead to declines in performance or systems failure. We believe our present systems will not be adequate to accommodate rapid growth in user demand. Our inability to add additional hardware and software to upgrade our existing technology or network infrastructure to accommodate increased traffic may cause decreased levels of customer service and satisfaction. We believe that we will therefore need to continually improve and enhance the functionality and performance of our e-commerce, customer tracking and other technical systems. As a result, we intend to upgrade our existing systems and implement new systems. Failure to implement these systems effectively or within a reasonable period of time would have a material adverse effect on our business, results of operations and financial condition.

     We must also introduce additional or enhanced features and services to retain current users and attract new users to our sites. If a new service is not favorably received, our current users may visit our Web sites less frequently. These new services or features may contain errors, and we may need to significantly modify the design of these services to correct errors. If users encounter difficulty with or do not accept our services or features, our business would be materially adversely affected.

     Any growth of our business may strain our management systems and resources and will require us to implement new operational and financial systems, procedures and controls. We expect that we will need to continue to expand, train and manage our workforce. Our inability to accomplish any of these goals could adversely affect our business.

     OUR COMPUTER SYSTEMS AND EQUIPMENT MAY FAIL OR EXPERIENCE DELAYS. Our operations depend on our ability to maintain our computer systems and equipment in effective working order. Any sustained or repeated system failure or interruption would reduce the attractiveness of our Web sites to customers and advertisers. In addition, interruptions in our systems could result from the failure of our telecommunications providers to provide the necessary data communications capacity in the timeframe we require. Unanticipated problems affecting our systems have caused from time to time in the past, and in the future could cause, interruptions in our services. Any damage or failure that interrupts or delays our operations could have a material adverse effect on our business.

     We must also protect our computer systems against damage from fire, power loss, water damage, telecommunications failures, vandalism and other malicious acts, and similar unexpected adverse events. The continuing and uninterrupted performance of these systems is critical to our success.

     WE WILL INCREASINGLY RELY UPON ONLINE AND TRADITIONAL ADVERTISING TO GENERATE SALES. We expect to increasingly rely on online and traditional advertising and strategic alliances to attract users to our Web sites. Our inability to develop and maintain effective advertising campaigns may have a material adverse effect on our business. We have committed substantial resources to promoting our Web sites and our brand name through online advertising and advertising in our parent's catalogs. Pursuant to the intercompany services agreement, we have committed to purchase substantial amounts of advertising in our parent's print catalogs. We cannot assure you that any of our advertising efforts will effectively attract users to our Web sites or lead to a substantial amount of sales.

     Our online advertising may include strategic alliances that require large, long-term commitments. We cannot assure you that we will be able to identify and secure sufficient online and offline advertising opportunities or that such spending will effectively attract users to our Web sites or lead to a substantial amount of sales.

     WE DEPEND ON THIRD PARTY SHIPPERS, COMMUNICATIONS PROVIDERS AND VENDORS TO OPERATE OUR BUSINESS. iTurf depends upon a number of third parties to deliver goods and services to it and its customers. For example, iTurf relies on third-party shippers including the United States Postal Service, United Parcel Service and Federal Express to ship merchandise to its customers. Strikes or other service interruptions affecting our shippers would have a material adverse effect on our ability to deliver merchandise on a timely basis. Our Web sites could experience disruptions or interruptions in service due to failures by these providers. We also depend on communications providers including Cable & Wirelessplc, UUNet and AT&T to provide our Internet users with access to our Web sites. In addition, our users depend on Internet service providers and Web site operators for access to our Web sites. Each of these groups has experienced significant outages in the past and could experience outages, delays and other difficulties due to system failures unrelated to our systems. These types of occurrences could cause users to perceive our Web sites as not functioning properly and therefore cause them to stop using our services.

     A substantial portion of our computer and communications hardware and software required for Internet access is currently housed at Exodus Communications, Inc. in New Jersey. We are dependent on the services of this provider, and its systems and operations are vulnerable to damage or interruption from computer viruses, fire, power loss, telecommunications failures, vandalism and other malicious acts, and similar unexpected adverse events. We do not presently have a formal disaster recovery plan and may not carry sufficient business interruption insurance to compensate us for losses that may occur. The performance of our server and networking hardware and software infrastructure is critical to our business and reputation and our ability to attract Internet users and advertisers to our sites. Systems failures could have a material adverse effect on our business. In addition, because we depend upon a third party provider to afford users access to our products and services, we are limited in our ability to prevent systems failures.

     Another third party hosts and manages two of our community Web sites, gURLpages.com and gURLmAIL.com, and also sells advertisements on such sites. System failures by this third party have in the past and could in the future lead to disruption in service on these sites. Such system disruptions or the failure by this third party to successfully sell advertisements on these Web sites could have a material adverse effect on our business.

     Our business depends on the ability of third-party vendors to provide us and our parent with current-season brand-name apparel and merchandise at competitive prices in sufficient quantities and of acceptable quality. No vendor accounted for more than 6% of dELiA*s consolidated sales in fiscal 1999. However, two vendors accounted for approximately 61% of the sales of TSI Soccer Corporation, a wholly-owned subsidiary of dELiA*s, in fiscal 1999. Our parent does not have long-term contracts with any supplier. In addition, many of the smaller vendors used by our parent have limited resources, production capacities and operating histories. If any of the following events occurred, our business could be materially adversely affected:

     -    if our key vendors failed to expand with us and our parent;
     -    if we lost one or more key vendors;

     -    if our parent's current vendor terms were changed; or
     -    if our parent's ability to procure products were limited.

     WE MAY BE UNABLE TO IDENTIFY OR INTEGRATE ACQUISITIONS AND INVESTMENTS SUCCESSFULLY. During fiscal 1999 and in early fiscal 2000, respectively, we acquired the OnTap and TheSpark businesses. We may continue to acquire or make investments in complementary businesses, products, services or technologies. However, we have no present understanding or agreement relating to any such acquisition or investment. We cannot assure you that we will be able to identify suitable acquisition or investment candidates. Even if we do identify suitable candidates, we cannot assure you that we will be able to make such acquisitions or investments on commercially acceptable terms. We could have difficulty in assimilating the personnel, operations, products, services or technologies of acquired businesses into our operations. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. Furthermore, we may incur debt or issue equity securities to pay for any future acquisitions. The issuance of equity securities could be dilutive to our existing stockholders.

     WE HAVE LIMITED PROTECTION OF OUR INTELLECTUAL PROPERTY, AND OTHERS COULD INFRINGE ON OR MISAPPROPRIATE OUR PROPRIETARY RIGHTS. We regard our service marks, trademarks, trade secrets and similar intellectual property as critical to our success. The steps taken by us to protect our intellectual property may not be adequate, and third parties may infringe or misappropriate our copyrights, trademarks and similar proprietary rights. We rely on trademark and copyright law, trade secret protection and confidentiality, license and other agreements with employees, customers, strategic partners and others to protect our proprietary rights. We have pursued and applied for the registration of our trademarks and service marks in the United States. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our products and services are made available online. We also use our parent's trademarks in connection with the sale of many of our goods and services and rely on our parent's ability to adequately protect its trademarks and proprietary rights.

     We have licensed in the past, and expect that we may license in the future, certain of our proprietary rights, such as trademarks or copyrighted material, to third parties. We attempt to ensure that the quality of our brands is maintained by such licensees. Such licensees may take or omit to take actions that would materially adversely affect the value of our proprietary rights or reputation, which actions would have a material adverse effect on our business, financial condition and results of operations.

     INTENSE COMPETITION FROM INTERNET- AND RETAIL-BASED BUSINESSES MAY DECREASE OUR MARKET SHARE AND GROSS MARGINS. Many Web sites compete for consumers' and advertisers' attention and spending. We expect such competition to continue to increase because of the relative ease with which new Web sites can be developed. Increased competition could reduce our gross margins and cause us to lose market share. We cannot assure you that we will be able to compete successfully or that competitive pressures will not materially and adversely affect our business. We believe that our ability to compete depends upon many factors, including the following:

     -    the market acceptance of our Web sites and online services;
     -    the success of our brand building and sales and marketing efforts;
     - the performance, price and reliability of services developed by us or our competitors; and
     -    the effectiveness of our customer service and support efforts.

Many of our competitors are larger than and have substantially greater financial, distribution and marketing resources than us. Our competitors may develop products or services that are equal or superior to our solutions or achieve greater market acceptance than ours. In addition, our competitors may have cooperative relationships among themselves or with third parties that increase the ability of their products or services to address the needs of our prospective advertisers. In addition, our competitors could enter into exclusive distribution arrangements with our vendors and deny us access to the vendors' products. We may experience pricing pressures, increased marketing expenditures and loss of market share due to increased competition. These factors may materially adversely affect our business.

     Our online advertising business competes with television, radio, cable and print for a share of advertisers' total advertising budgets. Advertisers may be reluctant to devote a significant portion of their advertising budgets to Internet advertising if they perceive the Internet to be a limited or ineffective advertising medium. Moreover, advertisers may, over time, determine that advertisements placed on our Web sites have not been effective. Consequently our advertising revenues may decline.

     WE MAY EXPAND OUR BUSINESS INTERNATIONALLY AND BECOME SUBJECT TO CURRENCY, POLITICAL, TAX AND OTHER UNCERTAINTIES. Our international business is subject to a number of risks of doing business abroad, including:

     - fluctuations in currency exchange rates, the impact of recessions in economies outside the United States and regulatory and political changes in foreign markets;
     -    reduced protection for intellectual property rights in some countries;
     - potential limits on the use of some of our vendors' trademarks outside the United States;
     - exposure to potentially adverse tax consequences or import/export quotas;
     -    opening and managing distribution centers abroad;
     - inconsistent quality of merchandise and disruptions or delays in shipping; and
     -    developing customer lists and marketing channels.

Although less than two percent of our sales is to customers who live outside the United States, we intend to market our sites globally. In addition, a substantial portion of our parent's vendors procure products from outside the United States. We purchase from our parent merchandise manufactured outside the United States. Furthermore, expansion into new international markets may present competitive and merchandising challenges different from those we currently face. We cannot assure you that we will expand internationally or that any such expansion will result in profitable operations.

RISKS RELATED TO OUR RELATIONSHIP WITH OUR PARENT

     OUR PARENT AND ITS PRINCIPAL STOCKHOLDER MAY EXERT CONTROL OVER OUR BUSINESS. Our parent owns all of our Class B shares of common stock. As of January 29, 2000, our parent held approximately 60% of the value and 90% of the voting power of our common stock. As a result of its share ownership and its other rights, our parent is able to elect a majority of the members of our board of directors. In addition, this concentration of ownership and other rights could delay or prevent a change of control. Also, Stephen I. Kahn, Chief Executive Officer and Chairman of the board of directors of our parent and iTurf, was, as of April 1, 2000, the beneficial owner of approximately 41% of the outstanding common stock of our parent and, accordingly, may be deemed to be the beneficial owner of all of the iTurf common stock owned by our parent. As a result, Mr. Kahn is able to control iTurf in the same manner that our parent is able to control iTurf.

     Our parent could elect to sell all or a substantial portion of its equity interest in iTurf to a third party.

In the event of a sale of our parent's interest to a third party, that third party may be able to control iTurf in the same manner that our parent is able to control iTurf. Such a sale may adversely affect the market price of the Class A common stock and may adversely affect iTurf's business, financial condition and results of operations.

     OVERLAPPING MANAGEMENT AND BOARDS OF DIRECTORS COULD CAUSE CONFLICTS OF INTEREST BETWEEN US AND OUR PARENT. Several of iTurf's officers and directors serve as officers and directors of our parent. Service as both a director or officer of iTurf and a director or officer of our parent could create or appear to create potential conflicts of interest when those directors and officers are faced with decisions that could have different implications for iTurf and our parent. Such decisions may relate to potential acquisitions of businesses, the intercompany agreements, competition, the issuance or disposition of securities, the election of new or additional directors, the payment of dividends by iTurf and other matters.

     Stephen I. Kahn, who is the President, Chief Executive Officer and Chairman of the board of directors of iTurf, is also the Chief Executive Officer and Chairman of the board of directors of our parent. Alex S. Navarro is the Chief Operating Officer and Secretary of iTurf and also an Assistant Secretary and Counselor At Law of our parent. Christopher C. Edgar is a Vice President of iTurf and a member of iTurf's board of directors and is the Chief Operating Officer and Vice Chairman of the board of directors of our parent. Evan Guillemin is a Vice President of iTurf and a member of iTurf's board of directors and is the President of our parent.

     Messrs. Kahn, Edgar and Guillemin are employed by both our parent and iTurf and spend a substantial part of their professional time and effort on behalf of our parent. In many instances, such efforts for our parent will involve activities that are unrelated, and in some circumstances may be adverse, to the interests of iTurf. iTurf has not established any minimum time that Messrs. Kahn, Edgar and Guillemin are required to spend on iTurf matters.

     Messrs. Kahn, Edgar, Guillemin and Navarro and other iTurf employees continue to hold shares of and/or options to purchase shares of common stock of our parent. In addition, employees of iTurf may be eligible to participate in other benefit plans of our parent that provide opportunities to receive additional shares of common stock of our parent. These substantial equity interests in our parent may present these officers and employees with incentives potentially adverse to iTurf's stockholders.

     WE DEPEND ON OUR PARENT'S BRANDS, GOODS AND SERVICES. We have entered into a series of intercompany agreements with our parent. Under these agreements, we depend on our parent to provide us with trademark rights, goods and services that are key to the success of our business. The termination of the intercompany agreements or the failure of our parent to perform its obligations under these agreements satisfactorily would have a material adverse effect on our business. In addition, we anticipate making material payments to our parent each year for the foreseeable future under the intercompany agreements.

     WE DEPEND ON OUR PARENT AS A TRADEMARK LICENSOR. Pursuant to the trademark license and customer list agreement, we license the dELiA*s logo and name, other valuable trademarks and online content from our parent and its other subsidiaries on an exclusive basis for Internet use. If our trademark license and customer list agreement with our parent were terminated, we would need to change the domain names of most of our Web sites and devote substantial resources towards building new brand names. Our parent may terminate the trademark license and customer list agreement if any person other than our parent, its affiliates or strategic partners acquire 20% or more of the voting power of iTurf and under other circumstances.

     In addition, the trademark license and customer list agreement contains restrictions that may prevent us from marketing our products and services in the same way we would if we owned these trademarks ourself. Our parent can:

     - demand that we remove from our Web sites any online content that bears one of our parent's trademarks that our parent determines conflicts with, interferes with or is detrimental to its reputation or business or for certain other reasons;
     - require us to conform to our parent's guidelines for the use of its trademarks;
     - approve all materials, such as marketing materials, that include any of our parent's trademarks; and
     - control the visual and editorial presentation of content on our Web sites that use our parent's trademarks.

     WE DEPEND ON OUR PARENT FOR ADVERTISING. Pursuant to the intercompany services agreement, our parent provides us with advertising and promotional space in its catalogs and retail stores. In addition, we are required to purchase from our parent minimum amounts of advertising space in at least 50% of all of our parent's catalogs distributed each year. However, our parent controls the timing and placement of these advertisements and promotions. Our parent could discontinue promoting iTurf in its current manner. Our parent also makes no guarantee to us as to the demographic composition of the target audience. This advertising and promotion is an important element of our strategy to increase awareness of our brands and increase sales. If we were not able to advertise in our parent's catalog and retail stores, we would make substantially fewer sales on our Web sites. The advertising obligations can be terminated by our parent under the same circumstances as the trademark license and customer list agreement.

     WE DEPEND ON OUR PARENT FOR SERVICES. Pursuant to the intercompany services agreement, our parent provides us with services, such as merchandising, inventory management, creative, marketing, technical, human resources, finance, accounting, administrative, legal and other services. If our parent fails to provide these services satisfactorily, we would be required to perform these services or obtain these services from another provider. In such case, we may incur additional costs in order to obtain these services and we may be unable to obtain these services on commercially reasonable terms. If we choose to perform these services ourselves, we may not be able to perform them adequately, and, as a result, we could lose a substantial number of customers or employees. The service obligations can be terminated by our parent under the same circumstances as the trademark license and customer list agreement.

     Substantially all of our sales orders are currently processed and fulfilled through our parent's systems. Our parent is generally obligated to provide fulfillment services to us at a level at least equal to the quality of services provided by our parent prior to our initial public offering. As a result, our future revenue depends on our parent's ability to fulfill our e-commerce sales in an accurate and timely manner.

         WE DEPEND ON OUR PARENT AS A SUPPLIER. Pursuant to the intercompany services agreement, we may purchase products from our parent for resale on the Internet. We anticipate that, for the foreseeable future, a majority of our revenue will be derived from the online sale of merchandise under our parent's trademarks. Accordingly, iTurf's future revenues and business success depend on our parent's ability to maintain and renew relationships with its existing vendors and to establish relationships with additional vendors. We do not have direct contractual relationships with our parent's suppliers relating to our parent's merchandise sold on our Web sites. As such, we cannot obtain the same merchandise directly and are restricted pursuant to the trademark license and customer list agreement from having such relationships without our parent's consent. Furthermore, our parent does not have long-term contracts with any of its suppliers. In addition, many of the smaller vendors used by our parent have limited resources, production capacities and operating histories. The supply obligations can be terminated by our parent under the same circumstances as the trademark license and customer list agreement.

     Because we sell many of the same products our parent does and advertise our offerings to our parent's customers, we compete directly with our parent. Our success at selling products to our parent's customers has an adverse effect on our parent's cash flows. As we have become more successful in this regard, our parent's financial condition has become adversely affected. Material adverse changes to our parent's financial condition jeopardize our ability to continue to obtain goods and services from our parent under the intercompany agreements. As a result, we may be required to renegotiate the terms of the intercompany agreements or provide financing to our parent in order to ensure that we can continue to obtain goods and services from our parent.

     WE MAY BE CONTINGENTLY LIABLE FOR OUR PARENT'S PENSION OBLIGATIONS. For the periods that our parent owned at least 80% of the voting and economic power or value of iTurf's capital stock, we will also be jointly and severally liable, together with all other members of our parent's "control group", for pension funding, termination and excise taxes and for other pension-related matters in the event our parent fails to fully satisfy its legally required pension obligations. We believe there were no such liabilities outstanding as of January 29, 2000.

     The intercompany indemnification agreement provides that our parent indemnify iTurf for certain tax and pension liabilities resulting from our relationship with our parent, including the costs of defending against any assertion of claims against iTurf. We cannot assure you that our parent will be able to fulfill its obligations under such agreement. Therefore, we may be liable for payments in such instance.

     WE FACE POTENTIAL COMPETITION FROM OUR PARENT. Any of the following events could have a material adverse effect on our business or our stockholders:

     - any competition from our parent that results in a loss of a corporate opportunity by iTurf to our parent;
     - any engagement by our parent in any activity that is similar to the businesses of iTurf; or
     - the early termination of the trademark license and customer list agreement.

However, our parent has agreed in the trademark license and customer list agreement to refrain from competing with us in the teen and young adult Internet business without our consent. Our parent is under no other obligation to refrain from competing with us or to share with us any future business opportunities available to it. iTurf's Restated Certificate of Incorporation includes provisions that may permit our parent to compete with us in areas unrelated to the teen and young adult Internet business.

RISKS RELATED TO THE INTERNET INDUSTRY

     WE DEPEND ON CONTINUED GROWTH IN USE OF THE WEB. Our industry is new and rapidly evolving. A decrease in the growth of Web usage would adversely affect our business. The following factors may inhibit growth in Web usage:

     -    inadequate Internet infrastructure;
     -    security and privacy concerns;
     -    inconsistent quality of service; and
     -    unavailability of cost-effective, high-speed service.

     Our success depends upon the ability of the Internet infrastructure to support increased use. The performance and reliability of the Web may decline as the number of users increases or the bandwidth requirements of users increase. The Web has experienced a variety of outages due to damage to portions of its infrastructure. If outages or delays frequently occur in the future, Web usage, including usage of our Web sites, could grow slowly or decline. Even if the necessary infrastructure or technologies are developed, we may have to spend considerable amounts to adapt our solutions accordingly.

     WE DEPEND ON CONTINUED GROWTH OF ONLINE COMMERCE. Our future revenue and profits depend upon the widespread acceptance and use of the Web as an effective medium of commerce. Failure of the Web and online services to become a viable commercial marketplace would materially adversely affect our business.

     Rapid growth in the use of the Web and commercial online services is a recent phenomenon. We cannot assure you that a large base of consumers will adopt and continue to use the Web as a medium of commerce. Demand for recently introduced services and products over the Web and online services is subject to a high level of uncertainty. The successful development of the Web and online services is subject to a number of factors, including:

     -    continued growth in the number of users of such services;
     -    concerns about transaction security;
     -    continued development of the necessary technological infrastructure;
          and
     -    the development of complementary services and products.

     WE DEPEND ON AN UNPROVEN INTERNET COMMUNITY BUSINESS MODEL. The Internet community business model is an unproven business model. Our ability to generate significant revenues from advertisers and sponsors will depend, in part, on our ability to generate sufficient user traffic with demographic characteristics attractive to our advertisers. Failure of the market for online advertising to develop or slower development than expected would materially adversely affect our business.

     The intense competition among Web sites that sell online advertising has led to the creation of a number of pricing alternatives for online advertising. It is difficult for us to project future levels of advertising revenue that can be sustained by us or the online advertising industry in general. Although we do not currently derive a substantial portion of our revenue from advertising, our business model depends in part on increasing the amount of such revenue.

     WE DEPEND ON THE STORAGE OF PERSONAL INFORMATION ABOUT OUR USERS. Web sites typically place identifying data, or cookies, on a user's hard drive without the user's knowledge or consent. iTurf and other Web sites use cookies for a variety of reasons, including the collection of data derived from the user's Internet activity. Any reduction or limitation in the use of cookies could limit the effectiveness of our sales and marketing efforts. Most currently available Web browsers allow users to remove cookies at any time or to prevent cookies from being stored on their hard drive. In addition, some commentators, privacy advocates and governmental bodies have suggested limiting or eliminating the use of cookies. Furthermore, the European Union recently adopted a directive addressing data privacy that may limit the collection and use of information regarding Internet users. This directive may limit our ability to target advertising or collect and use information in European countries.

     WE MAY BE SUED REGARDING PRIVACY CONCERNS. Despite the display of our privacy policy on our Web sites, any penetration of our network security or misappropriation of our users' personal or credit card information could subject us to liability. We may be liable for claims based on unauthorized purchases with credit card information, impersonation or other similar fraud claims. Claims could also be based on other misuses of personal information, such as for unauthorized marketing purposes. These claims could result in litigation. In addition, the Federal Trade Commission and several states have investigated the use by Internet companies of personal information. In 1998, the U.S. Congress enacted the Children's Online Privacy Protection Act of 1998. The Federal Trade Commission has recently promulgated final regulations interpreting this act. We depend upon collecting personal information from our customers and we believe that the regulations under this act will make it more difficult for us to collect personal information from some of our customers. We could incur expenses if new regulations regarding the use of personal information are introduced or if our privacy practices were investigated.

     GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES COULD ADD ADDITIONAL BURDENS TO DOING BUSINESS ON THE INTERNET. Laws and regulations applicable to Internet communications, commerce and advertising are becoming more prevalent. The adoption or modification of laws or regulations applicable to the Internet could adversely affect our business. The most recent session of the U.S. Congress passed laws regarding online children's privacy, copyrights and taxation. The law governing the Internet, however, remains largely unsettled. New laws may impose burdens on companies conducting business over the Internet.

     Although our online transmissions generally originate in New York, the governments of other states or foreign countries might attempt to regulate our transmissions or levy sales or other taxes relating to our activities. It may take years to determine whether and how existing laws governing intellectual property, privacy, libel and taxation apply to the Internet and online advertising. In addition, the growth and development of online commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad. We also may be subject to regulation not specifically related to the Internet, including laws affecting direct marketers and advertisers.

     WEB SECURITY CONCERNS COULD HINDER ONLINE COMMERCE AND ADVERTISING. The need to securely transmit confidential information such as credit card and other personal information over the Internet has been a significant barrier to online commerce and communications. Any publicized compromise of security could deter people from accessing the Web or from using it to transmit confidential information. Furthermore, decreased online traffic and sales as a result of general security concerns could cause advertisers to reduce their amount of online spending. Such security concerns could reduce our market for online commerce and indirectly influence our ability to sell online advertising. We may also incur significant costs to protect iTurf against the threat of problems caused by such security breaches.

     WE MAY BE LIABLE FOR INFORMATION DISPLAYED ON AND COMMUNICATION THROUGH OUR WEB SITES. We may be subjected to claims for defamation, negligence, copyright or trademark infringement or other theories relating to the information we publish on our Web sites. These claims have been brought against Internet companies as well as print publications in the past. Based on links we provide to other Web sites, we could also be subjected to claims based upon the online content we do not control that is accessible from our Web sites. Claims may also be based on statements made and actions taken as a result of participation in our chat rooms.

     CHANGES IN REGISTRATION OF DOMAIN NAMES MAY RESULT IN THE LOSS OF OR CHANGE IN OUR DOMAIN NAMES AND A REDUCTION IN BRAND AWARENESS AMONG OUR CUSTOMERS. The regulation of domain names in the United States and in foreign countries is expected to change in the near future. As a result, we cannot assure you that we will be able to acquire or maintain relevant domain names in all countries in which iTurf conducts business. iTurf holds various Web domain names relating to its brands, including the iTurf.com, dELiAs.cOm and gURL.com domain names. The acquisition and maintenance of domain names generally is regulated by governmental agencies and their designees. In the United States, the National Science Foundation has appointed Network Solutions, Inc. as the current exclusive registrar for the ".com," ".net" and ".org" generic top-level domains. We expect future changes in the United States to include a transition from the current system to a system controlled by a non-profit corporation and the creation of additional top-level domains. Requirements for holding domain names also are expected to be affected. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights. Any such inability could have a material adverse effect on our business, results of operations and financial condition.

     WE MAY BE UNABLE TO RESPOND TO RAPID TECHNOLOGICAL CHANGE IN OUR INDUSTRY. The Internet, e-commerce and online advertising markets are characterized by rapidly changing technologies, evolving industry standards, frequent new product and service introductions, and changing customer preferences. Our success will depend on our ability to adapt to rapidly changing technologies and address our customers' changing preferences. We may experience difficulties that delay or prevent our being able to do so. Material delays in introducing new technologies and enhancements to our services may cause customers and advertisers to make purchases from or visit the Web sites of our competitors.

RISKS RELATED TO INVESTMENTS IN OUR CLASS A COMMON STOCK

     SALES OF OUR CLASS A COMMON STOCK BY OUR PARENT MAY ADVERSELY AFFECT OUR STOCK PRICE. Any sale by our parent of our common stock could cause our stock price to fall. Our parent owns all of the outstanding shares of Class B common stock. These shares are convertible into shares of our Class A common stock. Our parent does not have any restrictions on selling any of our securities held by it in the public market, other than as provided under applicable securities laws. The shares held by our parent are "restricted securities" under Rule 144 under the Securities Act and are eligible for sale subject to the limitations of Rule 144. In addition, our parent can require us to register the shares of Class B common stock it owns for public sale pursuant to the dELiA*s common stock registration rights agreement.

     As of April 20, 2000, there were 8,598,870 shares of Class A common stock outstanding. Of the outstanding Class A shares, all are freely tradeable, except for any shares purchased by our "affiliates" as defined in Rule 144 , 1,099,988 shares held by the former stockholders of TheSpark.com Inc, which we acquired in February 2000, and 396,749 shares held by the former stockholders of Ontap.com Inc. and their donees, which we acquired in September 1999. The 1,099,988 shares held by the TheSpark stockholders are restricted securities. We are obligated to register these shares for resale under the Securities Act as soon as practicable after May 3, 2000. These shares are subject to a lock-up agreement with iTurf, under which 329,997 may not be resold until August 15, 2000. Another 329,997 shares may not be resold until February 15, 2001. Another 219,997 shares may not be resold until August 15, 2001. The final 219,997 shares may not be resold until February 15, 2002. Under certain circumstances, the restriction on resale of up to 760,233 of these shares may be extended to February 15, 2004. The 396,749 shares held by the Ontap.com stockholders are subject to a lock-up agreement that expires on September 1, 2000.

     We are also obligated to issue up to 2,683,634 shares of our Class A common stock to the former stockholders of TheSpark.com Inc, depending upon satisfaction of performance goals relating to TheSpark.com Web site. Of this additional consideration, a first portion is based on the amount of certain categories of revenues generated by or related to theSpark.com Web site during the 52-week period beginning February 27, 2000 and ending February 24, 2001 and a second portion is based on the amount of certain categories of revenues generated by or related to theSpark.com Web site during the 52-week period beginning February 25, 2001 and ending February 23, 2002. Any shares issued as a result of satisfaction of the performance goals will also be subject to lock-up agreements. Approximately 37% of the first portion of these shares may not be resold until August 15, 2001. The remaining approximately 63% of the first portion of these shares may not be resold until February 15, 2002. Approximately 37% of the second portion of these shares may not be resold until August 15, 2002. The remaining approximately 63% of the second portion of these shares may not be resold until February 15, 2003.

     We may waive the lock-up restrictions referred to above, in which case the shares of Class A common stock subject to these agreements would be eligible for resale earlier than described.

     Sales of a large number of shares of our Class A common stock by affiliates or by the former stockholders of TheSpark.com or Ontap.com could have an adverse effect on the market price for our Class A common stock.

     As of January 29, 2000, 4,050,000 shares of Class A common stock were reserved for issuance under our stock incentive plan, of which options to purchase 2,989,863 shares were then outstanding and of which 304,058 options were then exercisable. iTurf has filed a Form S-8 registration statement under the Securities Act to register shares issued and reserved for issuance under the stock incentive plan. Shares of Class A common stock issued under our stock incentive plan or upon exercise of options are available for sale in the public market, subject to Rule 144 volume limitations. The possible sale of a significant number of these shares may cause the price of our Class A common stock to fall.

     OUR CLASS A COMMON STOCK PRICE COULD BE EXTREMELY VOLATILE, AS IS TYPICAL OF INTERNET-RELATED COMPANIES. The stock market has experienced significant price and volume fluctuations and the market prices of securities of technology companies, particularly Internet-related companies, have been highly volatile.

     In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such a company. The institution of such litigation against us could result in substantial costs to us and a diversion of our management's attention and resources.

     OUR CHARTER DOCUMENTS AND DELAWARE LAW MAY INHIBIT A TAKEOVER. Provisions of Delaware law, our Restated Certificate of Incorporation or our bylaws could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders.

                               SELLING STOCKHOLDER

     The shares of Class A common stock were issued by iTurf in connection with the acquisition of TheSpark.com, Inc. The transaction was exempt from the registration requirements of the Securities Act. iTurf has agreed with each selling stockholder to file the registration statement to register for resale the shares of Class A common stock set forth below. None of the selling shareholders has had a material relationship with iTurf within the past three years other than as a result of the ownership of our shares or other securities. We will not receive any of the proceeds from the sales of shares by the selling stockholders.

     The following table sets forth information, as of April 30, 2000, with respect to each selling stockholder. The information below is based on information provided by or on behalf of the selling stockholders. The selling stockholders may offer all, some or none of the Class A common stock. Because the selling stockholders may offer all or some portion of the Class A common stock, no estimate can be given as to the amount of the Class A common stock that will be held by the selling stockholders upon completion of this offering. In addition, the selling stockholders identified below may have sold, transferred or otherwise disposed of all or a portion of their Class A common stock since the date on which they provided the information regarding their Class A common stock.



                                                                                                     SHARES OF dELIA*S
                            SHARES OF iTURF CLASS A                      SHARES OF iTURF CLASS A           INC.
                           COMMON STOCK BENEFICIALLY                    COMMON STOCK BENEFICIALLY      COMMON STOCK
                                     OWNED                                        OWNED                BENEFICIALLY
                              BEFORE OFFERING(1)                            AFTER OFFERING(1)            OWNED(1)
                         ------------------------------                -------------------------------------------------
                                                          NUMBER OF
                                                       SHARES OF iTURF
                                                       CLASS A COMMON
                         NUMBER   PERCENTAGE  VOTING        STOCK              PERCENTAGE  VOTING            PERCENTAGE
                           (2)      OWNED    POWER(3)    OFFERED (1)   NUMBER    OWNED    POWER(3)   NUMBER    OWNED
                           ---      -----    --------    -----------   ------  ---------- --------   ------  -------
SELLING STOCKHOLDERS:
Christopher Coyne (4)...  236,887    2.8%        *             814,816   --       --         --       --        --
Maxwell Krohn (4).......  236,887    2.8         *             814,816   --       --         --       --        --
Sam Yagan (4)...........  236,887    2.8         *             814,816   --       --         --       --        --
Net Associates (5)......  220,000    2.6         *             756,727   --       --         --       --        --
Eli Bolotin (4).........   70,740     *          *             243,324   --       --         --       --        --
Andrew Prihodko (4).....   41,128     *          *             141,470   --       --         --       --        --
Justin Kestler (4)......   29,827     *          *             102,597   --       --         --       --        --
Christian Rudder (4)....   19,740     *          *              67,900   --       --         --       --        --
Thomas Russo (4)........    2,960     *          *              10,184   --       --         --       --        --
Joanna Tengroth (4).....    2,466     *          *               8,486   --       --         --       --        --
Dan Ring (4)............    1,480     *          *               5,092   --       --         --       --        --
Brian Phillips (4)......      986     *          *               3,394   --       --         --       --        --
TOTAL...................            12.8%      1.4%                      --       --         --       --        --


(1) Shares that an individual or group has the right to acquire within 60 days of April 30, 2000 pursuant to the exercise of options, warrants or conversion privileges are deemed to be outstanding for the purpose of computing the percentage ownership of such person or group, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person listed in this table. The number of shares beneficially owned by each selling stockholder does not include shares that each selling stockholder has a contingent right to receive pursuant to the terms of the TheSpark.com Inc. acquisition agreement, based upon achievement of performance targets by TheSpark.com Inc. The aggregate number of shares of Class A common stock which may be issued based upon achieve these performance targets is 2,683,634. These shares, which have not yet been issued, are included in the number of shares of iTurf Class A common stock offered by each selling stockholder.

(2) 13% of the number of shares of Class A common stock beneficially owned by each selling stockholder before the offering are held by an escrow agent subject to an escrow arrangement entered into in connection with the TheSpark.com Acquisition.

(3) Voting power reflects the fact that each share of Class B common stock is entitled to six votes, while Class A common stock is entitled to one vote per share.

(4) The shares beneficially owned by this selling stockholder are subject to a lock-up agreement with iTurf. The selling stockholder may sell 25% of his shares on or after August 15, 2000, 50% of his shares on or after February 15, 2001, 75% of his shares on or after August 15, 2001 and 100% of his shares on or after February 15, 2002, subject to extension of such dates under some circumstances. The shares which this selling stockholder has the contingent right to receive (see note 1 above) are subject to an additional lock-up arrangement.

(5) The shares beneficially owned by this selling stockholder are subject to a lock-up agreement with iTurf. The selling stockholder may sell 50% of his shares on or after August 15, 2000, 87% of his shares on or after February 15, 2001 and 100% of his shares on or after May 31, 2001. The shares which this selling stockholder has the contingent right to receive (see note 1 above) are subject to an additional lock-up arrangement.

                              PLAN OF DISTRIBUTION

     The shares of our Class A common stock covered by this prospectus may be offered and sold from time to time by the selling stockholders. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell the shares being offered hereby on The Nasdaq Stock Market, or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or at negotiated prices. The shares may be sold by one or more of the following means of distribution: (a) a block trade in which the broker-dealer so engaged will attempt to sell such shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus; (c) an over-the-counter distribution in accordance with the rules of The Nasdaq Stock Market; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (e) in privately negotiated transactions. To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of such shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our Class A common stock in the course of hedging the positions they assume with such selling stockholders. The selling stockholders may also sell our Class A common stock short and redeliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares of our Class A common stock offered hereby, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction and pledgee). The selling stockholders may also pledge such shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction). In addition, any shares of our Class A common stock covered by this prospectus that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

     In effecting sales, brokers, dealers or agents engaged by the selling stockholders may arrange for other brokers or dealers to participate. Brokers, dealers or agents may receive commissions, discounts or concessions from the selling stockholders in amounts to be negotiated prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any such commissions, discounts or concessions may be deemed to be underwriting discounts or commissions under the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares of Class A common stock covered by this prospectus against certain liabilities, including liabilities arising under the Securities Act. We will pay all expenses incident to the offering and sale of the shares of the Class A common stock covered by this prospectus to the public other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes and expenses such as legal fees incurred by some of the selling stockholders.

     In order to comply with the securities laws of certain states, if applicable, the shares of our Class A common stock covered by this prospectus must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states such shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares of our Class A common stock covered by this prospectus in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares of Class A common stock covered by this prospectus.

     The selling stockholders may from time to time transfer shares to a donee, successor or other person, other than for value, and such transfers will not be made pursuant to this prospectus. Such donees, successors and other transferees may effect sales of the shares donated, distributed or transferred pursuant to this prospectus (as supplemented or amended to reflect such transaction and donee, distributee or transferee). We have agreed to certain assignments of registration rights under a registration rights agreement with some of the selling stockholders.

     At the time a particular offer of shares of our Class A common stock covered by this prospectus is made, if required, a prospectus supplement will be distributed that will set forth the number of shares of our Class A common stock covered by this prospectus being offered, the name of any pledgee, donee, successor or other transferee who may sell shares under this prospectus and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

     The sale of shares of our Class A common stock covered by this prospectus by the selling stockholders is subject to compliance by the selling stockholders with certain contractual restrictions with the Company. There can be no assurance that the selling stockholders will sell all or any of the shares of common stock covered by this prospectus.

     We have agreed to indemnify the selling stockholders and any person controlling a selling stockholder against certain liabilities, including liabilities under the Securities Act. The selling stockholders have agreed to indemnify the Company and certain related persons against certain liabilities, including liabilities under the Securities Act.

     We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective for up to two years following the date on which the registration statement containing this prospectus becomes effective.

                                  LEGAL OPINION

     The validity of the shares of Class A common stock offered hereby will be passed upon for us by Alex S. Navarro, Esq., our Chief Operating Officer, General Counsel and Secretary. Mr. Navarro owns 3,000 shares of our Class A common stock and options to purchase an additional 181,188 shares.

                                     EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended January 29, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     An estimate of the fees and expenses of issuance and distribution (other than discounts and commissions) of the Common Stock offered hereby (all of which will be paid by the Company) is as follows:



         SEC registration fee............................   $  4,495
         Printing expenses...............................      5,000
         Legal fees and expenses.........................      5,000
         Accounting fees and expenses....................      5,000
         Miscellaneous expenses..........................      1,000
                                                            --------
                  Total..................................   $  20,495
                                                            =========


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). As permitted by the Delaware General Corporation Law, the Registrant's Amended and Restated Certificate of Incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases) or (iv) for any transaction from which the director derived an improper personal benefit.

     As permitted by the Delaware General Corporation Law, the Bylaws of the Registrant provide that (i) the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions, (ii) the Registrant may indemnify its other employees and agents as set forth in the Delaware General Corporation Law, (iii) the Registrant is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions and (iv) the rights conferred in the Bylaws are not exclusive. At present, there is no pending litigation or proceeding involving a director, officer or employee of the Registrant regarding which indemnification is sought, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification. Reference is also made to the registration rights agreement between iTurf and the selling stockholders entered into in connection with our acquisition of TheSpark.com Inc, which provides for the indemnification of officers, directors and controlling persons of the Registrant against certain liabilities. The indemnification provisions in the Registrant's Restated Certificate of Incorporation and in its Bylaws may be sufficiently broad to permit indemnification of the Registrant's directors and executive officers for liabilities arising under the Securities Act. The Registrant, with approval by the Registrant's Board of Directors, expects to obtain directors' and officers' liability insurance.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES



    EXHIBIT NO.     EXHIBIT DESCRIPTION
    -----------     -------------------
          5         Opinion of Alex S. Navarro, Esq., General Counsel of the
                    Company regarding legality of securities

          23.1      Consent of Ernst & Young LLP

          23.2 Consent of Alex S. Navarro, Esq. (included in the opinion filed as Exhibit 5)

          24        Powers of Attorney (included on page II-4)


ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

PROVIDED, HOWEVER, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                                     SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 3, 2000

                                   iTURF INC.

                                   By: /S/ STEPHEN I. KAHN
                                      ------------------------------------------
                                           Stephen I. Kahn
                                           President and
                                           Chief Executive Officer

                        SIGNATURES AND POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below constitutes and appoints Stephen I. Kahn, Dennis Goldstein and Alex S. Navarro, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, without the other, for him and in his name, place, and stead, in any and all capacities, to sign a Registration Statement on Form S-3 of iTurf Inc., and any or all amendments (including post-effective amendments) thereto, relating to the offering of shares of its Class A common stock, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



SIGNATURES                      TITLE                                DATE
----------                      -----                                ----
/S/ STEPHEN I. KAHN             President, Chief Executive Officer   May 3, 2000
----------------------------    and Chairman of the Board
Stephen I. Kahn                 (principal executive officer)

/S/ DENNIS GOLDSTEIN            Chief Financial Officer and          May 3, 2000
----------------------------    Treasurer (principal financial
Dennis Goldstein                and accounting officer)

/S/ CHRISTOPHER C. EDGAR        Vice President and Director          May 3, 2000
----------------------------
Christopher C. Edgar





/S/ EVAN GUILLEMIN              Vice President and Director          May 3, 2000
----------------------------
Evan Guillemin

/S/ BRUCE NELSON                Director                             May 3, 2000
----------------------------
Bruce Nelson


                                  EXHIBIT INDEX



     EXHIBIT NO.              EXHIBIT DESCRIPTION
     -----------              -------------------

          5         Opinion of Alex S. Navarro, Esq., General Counsel of the
                    Company regarding legality of securities

          23.1      Consent of Ernst & Young LLP

          23.2 Consent of Alex S. Navarro, Esq. (included in the opinion filed as Exhibit 5)

          24        Powers of Attorney (included on page II-4)
